UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immune Pharmaceuticals Inc.

 (Name of Issuer)

Common Stock, $0.0001 par value per share

 (Title of Class of Securities)

45254C101

 (CUSIP Number)

Daniel G. Teper

Immune Pharmaceuticals Inc.

708 Third Avenue, Suite 210

New York, NY 10017

Tel: (914) 606-3500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 23, 2014 (August 25, 2013)

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel G. Teper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 4,821,831*
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 4,821,831*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,821,831*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 32.51%**
14	TYPE OF REPORTING PERSON* IN

* Consists of 4,425,894 shares of common stock, par value $0.0001 per share (“Common Stock”), 353,750 shares of Common Stock issuable upon the exercise of stock options within the next 60 days, warrants to purchase up to 20,047 shares of the Issuer’s Common Stock and Series C 8% Convertible Preferred Stock convertible into 22,140 shares of the Issuer’s Common Stock.

** The calculation is based on 14,435,344 shares of Common Stock of Immune Pharmaceuticals Inc. (the “Issuer”) issued and outstanding as of May 19, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on May 20, 2014.

Item 1. Security and Issuer

 This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immune Pharmaceuticals Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 708 Third Avenue, Suite 210, New York, NY 10017.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Daniel G. Teper (the “Reporting Person”), a citizen of Israel.

(b)	The business address of the Reporting Person is c/o Immune Pharmaceuticals Inc., 708 Third Avenue, Suite 210, New York, NY 10017.

(c)	The principal business of the Reporting Person is serving as the Chief Executive Officer of the Issuer. The Reporting Person is also the Chairman of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

 As described below, the securities to which this Schedule 13D relates were issued pursuant to the following past transactions:

●	In connection with the merger agreement, the Reporting Person received shares as merger consideration in exchange for securities he held in Immune Ltd., and thus no funds were used for such purpose.

●

In connection with the Reporting Person’s entry into an employment agreement with the Issuer, the Reporting Person received certain options as consideration and thus no funds were used for such purpose.

●

Pursuant to the private placement, the Reporting Person purchased shares of the Issuer’s preferred stock and warrants for an aggregate purchase price of $60,000, which was paid by the Issuer’s outstanding obligation in the same amount to 21 West Partners LLC, a company owned and controlled by the Reporting Person.

For additional descriptions of these transactions, please refer to Item 4 below.

Item 4. Purpose of Transaction

Merger Agreement

On August 25, 2013 (the “Closing Date”), EpiCept Israel Ltd. (“Merger Sub”) merged with and into Immune Pharmaceuticals Ltd. (“Immune Ltd.”), following which Immune Ltd. became a wholly-owned subsidiary of the Issuer, pursuant to the terms and conditions of the Merger Agreement and Plan of Reorganization, dated as of November 7, 2012 and as amended on November 27, 2012, February 11, 2013, March 14, 2013, and June 17, 2013 (the “Merger Agreement”) by and among the Issuer, Merger Sub and Immune Ltd. (the “Merger”). In connection with the Merger, the Issuer issued, as of the Closing Date, its securities to Immune Ltd.’s stockholders in exchange for all of the outstanding shares of Immune Ltd., as follows: (i) an aggregate of 10,490,090 shares of the Issuer’s Common Stock, (ii) an aggregate of 1,550,713 warrants to purchase up to an aggregate 1,550,713 shares of the Issuer’s common stock. In addition, the Issuer assumed an option to purchase an aggregate of 2,402,391 shares of the Issuer’s Common Stock, in exchange for the outstanding and unexercised stock option to purchase shares of Immune Ltd.’s common stock.

Following the consummation of the Merger, the Reporting Person beneficially owned 4,425,894 shares of the Issuer’s Common Stock, received in exchange for 7,158,809 ordinary shares of Immune Ltd. and options to purchase an aggregate of 228,750 shares of the Issuer’s Common Stock, received in exchange for options to acquire 370,000 ordinary shares of Immune Ltd.

Grant of Stock Options

On February 2, 2014, in connection with an employment agreement with the Reporting Person, the Issuer granted to the Reporting Person an option to purchase 750,000 shares of the Issuer’s Common Stock. Such options vest quarterly over a three-year period.

Private Placement

On March 14, 2014, the Issuer completed a private placement of approximately 11,650 units (the “Units”) at a price of $1,000 per Unit, each consisting of (i) one share of the Issuer’s Series C 8% Convertible Preferred Stock (the “Preferred Stock”), convertible into shares of the Issuer’s Common Stock, at an adjusted exercise price of $2.71 per share; (ii) one warrant to purchase up to a number of shares of Common Stock equal to 50% of the number of shares of Common Stock issuable upon conversion of one share of Preferred Stock, at an adjusted exercise price of $3.39 per share, subject to adjustment as provided in the warrants; and (iii) one warrant to purchase up to a number of shares of Common Stock equal to 50% of the number of shares of Common Stock issuable upon conversion of one share of Preferred Stock, at an adjusted exercise price of $4.07 per share, subject to adjustment as provided in the warrants. Pursuant to such private placement, the Reporting Person purchased 60 Units for an aggregate purchase price of $60,000, which was paid by the Issuer’s outstanding obligation in the same amount to 21 West Partners LLC, a company owned and controlled by the Reporting Person. The 60 Units acquired by the Reporting Person include, in the aggregate, (i) Preferred Stock convertible into 22,140 shares of the Issuer’s Common Stock, (ii) Warrants to purchase 17,648 shares of the Issuer’s Common Stock.

In addition, on June 23, 2014, in consideration for the consent of the holders of the Preferred Stock to amend the Issuer’s Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock, the Issuer agreed to issue two-year warrants to purchase up to an aggregate of 427,179 shares of the Issuer Common Stock to the original purchasers of the Preferred Stock, at an exercise price of $3.00 per share, resulting in the issuance of warrants to purchase up to 2,400 shares of the Issuer’s Common Stock to the Reporting Person.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 32.51% of the issued and outstanding shares of Common Stock of the Issuer, based on 14,435,344 shares of Common Stock of the Issuer issued and outstanding as of May 19, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the SEC on May 20, 2014.

(b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 4,821,831 shares of Common Stock.

(c) Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions effected with the respect to the shares of Common Stock held by the Reporting Person within the past 60 days of the date hereof, by the Reporting Person.

(d) The Reporting Person has the sole right to receive, or power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock beneficially owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The Reporting Person is the Chief Executive Officer of the Issuer and entered into (i) an employment agreement with the Issuer on June 4, 2014 and (ii) an employment agreement with Immune Ltd., dated September 1, 2011, as amended on June 23, 2014.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

10.1

Merger Agreement and Plan of Reorganization, dated as of November 7, 2012, by and among EpiCept Corporation, EpiCept Israel Ltd. and Immune Pharmaceuticals Ltd.; Amendment to Merger Agreement and Plan of Reorganization, dated as of November 27, 2012; Amendment No. 2 to Merger Agreement and Plan of Reorganization, dated as of February 11, 2013; Amendment No. 3 to Merger Agreement and Plan of Reorganization, dated as of March 14, 2013; and Amendment No. 4 to Merger Agreement and Plan of Reorganization, dated as of June 17, 2013 (incorporated by reference to the Issuer’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on June 18, 2013).

10.2

Securities Purchase Agreement, dated March 10, 2014, by and among the Company and the Purchasers part thereto (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2014).

10.3

Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2014).

10.4

Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2014).

10.5	Form of Common Stock Purchase Warrant (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2014).

10.6	Form of Warrant (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

/s/ Daniel G. Teper Daniel G. Teper

30981954v.6